Exhibit 99.1

PetroChina Filed Annual Report on Form 20-F

BEIJING, April 27, 2018 /PRNewswire/ — PetroChina Company Limited (“PetroChina”, SEHK stock code 0857; NYSE symbol PTR; SSE stock code 601857) announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the United States Securities and Exchange Commission (the “SEC”), which includes its audited financial statements.

PetroChina’s 2017 annual report on Form 20-F can be accessed through SEC’s website - www.sec.gov, as well as the official website of PetroChina: www.petrochina.com.cn. A soft copy of PetroChina’s annual report on Form 20-F (in pdf format) is available for download through its website. PetroChina will deliver within a reasonable time after request a hard copy of its 2017 annual report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder upon request.

To request a hard copy of the annual report, please contact:

BNY Mellon Shareowner Services

[P.O. Box 30170

College Station, TX 77842-3170

United States

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

United States

Calling from within the US (toll-free): 1-888-BNY-ADRS

International call: 1-201-680-6825

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

Hong Kong:

Wei Fang
Tel: (852) 2899 2010	Fax: (852) 2899 2390
E-mail: hko@petrochina.com.hk
PR Agency (Overseas media):

Hill+Knowlton Strategies Asia	Fax: (852) 2576 1990
Renee Chen	Tel: (852) 2894 6228
E-mail: renee.chen@hkstrategies.com
PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Shen Di	Tel: (8610) 5166 3828
E-mail: di.shen@everbloom.com.cn

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